# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kennametal Inc., CIK 0000055242
CUSIP: 489170100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 525 William Penn Pl, Suite 3300, Pittsburgh, Pennsylvania (PA), 15219
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001315868

## Reporting persons
- Burgundy Asset Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 451,121; shared voting power 0; sole dispositive power 481,435; shared dispositive power 0; aggregate amount beneficially owned 481,435 (0.62% of the class)

## Item 1. Issuer
Name of issuer: Kennametal Inc.
Address of issuer's principal executive offices: 525 William Penn Pl, Suite 3300, Pittsburgh, PA, 15219

## Item 2. Person Filing
Name of person filing: Burgundy Asset Management Ltd.
Address of principal business office or, if none, residence: 181 Bay Street, Suite 4510, Toronto, ON M5J 2T3
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 481,435
Percent of class: 0.6223%
Sole power to vote or to direct the vote: 451,121
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 481,435
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Burgundy Asset Management Ltd.: /s/ Karen Mintz, Karen Mintz, VP, CCO & Associate General Counsel (05/12/2025)